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                             July 21, 2022

       Amanda Fenster
       Partner
       Weil, Gotshal & Manges LLP
       767 Fifth Avenue
       New York, New York 10153

                                                        Re: Covetrus, Inc.
                                                            Schedule 13E-3
                                                            June 30, 2022
                                                            File No. 005-90857
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                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            June 30, 2022
                                                            File No. 001-38794

       Dear Ms. Fenster:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3

       General

   1. Revise the proxy statement to present the information required by Items 7, 8 and 9 of
                                                        Schedule 13E-3 at the
forepart of the document in a section entitled "Special Factors."
                                                        See Rule
13e-3(e)(1)(ii).
   2. Please advise whether any of the filing persons on the Schedule 13E-3 besides the
                                                        Company engaged a
financial advisor in connection with this transaction. In this regard, we note the disclosure
on page 5 of the proxy statement referencing $34 million in fees incurred by Parent and
Merger Sub for "legal, financial and other advisory fees." To the extent that they did
so, please revise to provide the disclosure required by Item 9 of
 Amanda Fenster
FirstName  LastNameAmanda
Weil, Gotshal & Manges LLP Fenster
Comapany
July       NameWeil, Gotshal & Manges LLP
     21, 2022
July 21,
Page  2 2022 Page 2
FirstName LastName
         Schedule 13E-3, or advise. In addition, file any written materials received as exhibits to the Schedule 13E-3.
3. In your response letter, tell us why you have not included TPG Global and its affiliates as filers on the Schedule 13E-3. Alternatively, add filers and revise the proxy statement to include all of the disclosure required by Schedule 13E-3 for the newly-added filers.
Preliminary Proxy Statement on Schedule 14A

Cautionary Statement Regarding Forward-Looking Statements, page 22

4. The safe harbor for forward-looking statements in the Private Securities Litigation Reform
         Act of 1995 does not apply to forward-looking statements made in connection with a going private transaction such as this one. See Exchange Act Section 21(b)(1)(E). Please revise this section accordingly.
Background of the Merger, page 34

5. We note the disclosure that the Company retained both Goldman Sachs and Lincoln
         International as its financial advisors in connection with this transaction. Revise the proxy statement to summarize all reports, either written or oral, provided by Lincoln and to file any written materials as exhibits to the Schedule 13E-3.
6. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A requires a filing person to summarize in considerable detail any reports, whether oral or written, in the proxy statement. This section references multiple presentations by Goldman Sachs to the Board during the course of entering into this Merger Agreement, and considering alternatives for the Company. See for example, references to meetings on September 30, 2021, October
         25, 2021, December 3, 2021, and December 9, 2021. For these and any other meetings between the Company and its financial advisors, summarize the substance of the presentations and file any written materials provided as exhibits to the Schedule 13E-3.
         We note that the only materials currently filed are dated May 2022. Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 46

7.       We note that the Transaction Committee considered the analyses and conclusion
         underlying Goldman Sachs opinion in making its fairness determination. We note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and corresponding Item 1014(b)
         of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13,
         1981). Accordingly, please revise to state, if true, that the Transaction Committee, on behalf of Covetrus, Inc, ultimately adopted Goldman Sachs analyses and conclusion as their own.
 Amanda Fenster
FirstName  LastNameAmanda
Weil, Gotshal & Manges LLP Fenster
Comapany
July       NameWeil, Gotshal & Manges LLP
     21, 2022
July 21,
Page  3 2022 Page 3
FirstName LastName
Position of the CD&R Entities as to the Fairness of the Merger, page 51

8. Refer to the second to last paragraph in this section on page 54 of the proxy statement.
         Remove the qualifier "is believed to" in the first sentence of that paragraph. The filing persons are responsible for describing their analysis of the Merger, including all material factors they considered in reaching their determination that it is fair to unaffiliated shareholders.
Certain Financial Projections Utilized in Connection with the Merger, page 54

9. Summarize the material assumptions and limitations on the financial forecasts disclosed.
Opinion of Goldman Sachs & Co. LLC, page 57

10. On page 60, explain in greater detail how Goldman selected the precedent transactions it analyzed. Provide the same expanded explanation for how it identified the selected companies on page 62.
11. The Board Book materials filed as Exhibit 99(c)(2) of Schedule 13E-3 should be summarized in considerable detail in the proxy statement. See Item 1015(b)(6) of
         Regulation M-A and Item 9 of Schedule 13E-3. As one example only of information currently omitted, revise to disclose all of the per share valuation ranges that appear on page 15 of Exhibit 99(c)(2), including the Wall Street Analyst Price Targets and the 52-
         Week Trading Range per shares values.
Purpose and Reasons of the CD&R Entities for the Merger, page 64

12. Revise this section to discuss why the CD&R Entities are seeking to purchase all of the common shares of the Company they do not currently own. The statement that the
         Merger "is to allow Parent to own equity interests in the Company and to bear the rewards and risks of such ownership" does not explain why those parties seek to do so. See Item
         1013 of Regulation M-A. Please expand to explain why the CD&R Entities are seeking to acquire the Company. Your revised discussion should also address the reasons for the timing of the transaction.
General

13. We note the disclosure in the Background of the Merger section describing interactions between CD&R and the Company leading up to the parties' entry into the Merger
         Agreement. We note the disclosure that in August 2021, CD&R relayed its possible interest in having the Company explore strategic alternatives, including a purchase of the
         Company. This interest was reiterated in November 2021. By April 2022, the CD&R representatives (at a meeting of the Transaction Committee) communicated their willingness to explore a purchase of the Company at a price range of $21-$22 per shares.
         However, we are unable to locate a Schedule 13D amendment for CD&R from November
         11, 2020 until May 20, 2022 (which amendment disclosed the Merger proposal). Please
 Amanda Fenster
Weil, Gotshal & Manges LLP
July 21, 2022
Page 4
         advise, with reference to the disclosure requirements of Schedule 13D including Item 4 of that Schedule, why CD&R did not amend its Schedule 13D earlier.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameAmanda Fenster                             Sincerely,
Comapany NameWeil, Gotshal & Manges LLP
                                                             Division of
Corporation Finance
July 21, 2022 Page 4                                         Office of Mergers
& Acquisitions
FirstName LastName